

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Kenneth Nicholson
Chief Executive Officer
FTAI Infrastructure Inc.
1345 Avenue of the Americas, 45th Floor
New York, New York 10105

>   **Re: FTAI Infrastructure Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 22, 2022**
>   **File No. 333-268507**

Dear Kenneth Nicholson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alyssa Wall at 202-551-8106 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Michael J. Schwartz